

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2022

James A. McCarthy
Chief Financial Officer
Wilhelmina International, Inc.
5420 Lyndon B Johnson Freeway, Box #25
Dallas, Texas 75240

> **Re: Wilhelmina International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 16, 2022**
> **File No. 001-36589**

Dear Mr. McCarthy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. We note you record service revenues either gross as a principal or net as an agent. Please quantify for us the amounts recognized under each basis for each of the years presented. We note your disclosure on page 5 that "Within its fashion model management business, Wilhelmina has two primary sources of service revenue: (i) commissions paid by models as a percentage of their gross earnings; and (ii) service charges paid by clients in addition to booking fees, calculated as a percentage of the models' booking fees." Based on this disclosure, it appears that both of these amounts would be recognized net of any earnings retained by the models. Please tell us your basis for recognizing certain of these sources of service revenue gross as a principal. Refer to ASC 606-10-55-36 to 55-40.

2. Please revise to disaggregate revenue recognized from contracts with customers into

categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC 606-10-50-5 and 55-89 to 55-91.

Notes to the Consolidated Financial Statements
Note 6. Commitments and Contingencies, page F-15

3.   With regard to the litigation disclosed, please revise to ensure that your disclosures are clear about your conclusions as to the likelihood of a loss contingency. Given that loss contingencies are not required to be disclosed if the likelihood of loss is remote, the fact that contingencies are disclosed implies that you believe the likelihood of loss is at least reasonably possible. However, your current disclosures do not make clear whether your conclusion as to the likelihood of loss is reasonably possible or probable. Therefore, state your conclusion for matters disclosed. In addition, for matters where you judge the likelihood of loss to be reasonably possible or probable but for which you believe the amount of loss cannot be reasonably estimated, you should explicitly state your conclusion that the loss cannot be reasonably estimated. We caution, however, that accrual of a probable loss should not be delayed until only a single amount can be reasonably estimated. When a loss is probable and the reasonable estimate of the loss is a range, the best estimate within the range should be accrued. If no amount within the range appears to be a better estimate than any other amount within the range, the minimum amount in the range should be accrued. Where losses are accrued and arose from a range, you should disclose whether the accrual was the best estimate within a range or the low end of the range and the range of reasonably possible losses. We believe you should also follow this guidance with respect to disclosure of reasonably possible losses. Refer to ASC 450-20-50-1 to 50-6.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services